CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2009

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)
		June 30	December 31
	Note	2009	2008
Assets

Current assets
Cash and cash equivalents		$110,175,863	$33,549,118
Restricted cash		4,656,200	4,064,100
Amounts receivable	5	6,609,392	4,940,950
Inventory	6	6,300,229	8,246,093
Due from related parties	15	8,476	23,174
Other assets	7	3,794,482	2,782,667
		131,544,642	53,606,102

Property, plant and equipment	8	119,024,118	48,849,185
Reclamation deposits	9	4,568,720	2,886,539
Mineral property interests	10	257,246,838	259,858,656
Total Assets		$512,384,318	$365,200,482

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	11	$24,493,997	$26,276,562
Due to related parties	15	–	252,854
Current portion of long term borrowings	12 (c)	875,349	916,745
		25,369,346	27,446,161

Long term borrowings	12	72,291,555	62,060,594
Future income taxes	13	14,530,573	14,747,392
Site reclamation obligations		3,748,078	3,738,380
		90,570,206	80,546,366
Shareholders' equity
Share capital	14 (d)(e)(f)	566,076,529	428,656,646
Warrants	14 (c)	13,103,653	24,005,896
Contributed surplus		46,097,016	21,599,521
Deficit		(240,965,717)	(217,267,111)
Accumulated other comprehensive income		12,133,285	213,003
		396,444,766	257,207,955

Total Liabilities and Shareholders' Equity		$512,384,318	$365,200,482

Segment disclosure	16
Contingencies and commitments	17
Subsequent events	18

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Chairman

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)
		Three months ended June 30		Six months ended June 30
	Note	2009	2008	2009	2008

Revenue		$21,876,134	$7,796,115	$33,737,518	$7,796,115

(Expenses) income
Production cost		(14,073,074)	(3,890,532)	(19,391,374)	(3,890,532)
Depletion		(1,326,752)	–	(3,178,627)	–
Exploration expenses (see schedule)		(4,428,622)	(6,605,591)	(8,367,200)	(9,743,143)
Pre-development expenses (see schedule)		(8,491,661)	(25,878,952)	(13,695,992)	(35,949,933)
Accretion of reclamation obligation		(9,970)	(17,127)	(15,106)	(34,466)
Conference and travel		(536,153)	(434,931)	(860,618)	(810,922)
Environmental impact study		(204,266)	–	(359,885)	–
Foreign exchange gain (loss)		929,445	441,499	361,020	(2,140,504)
Legal, accounting, and audit		(61,080)	(345,759)	(319,765)	(599,340)
Office and administration		(2,417,862)	(2,192,244)	(3,498,115)	(3,520,769)
Other income		25,768	68,296	74,708	74,899
Salaries and compensation
Salaries and wages		(1,542,361)	(245,595)	(2,917,401)	(2,234,927)
Stock-based compensation	14 (b)	(1,955,730)	(4,138,355)	(6,900,379)	(5,157,574)
Shareholder communications		(141,706)	(140,618)	(289,337)	(288,884)
Trust and filing		(152,514)	(186,103)	(246,596)	(416,427)
Loss before the undernoted and income taxes		(12,510,404)	(35,769,897)	(25,867,149)	(56,916,407)
Interest expense		(49,938)	–	(118,204)	–
Interest income		1,469,485	623,617	1,934,839	1,793,011
Loss from associate		–	–	–	(351,446)
Mineral properties written off		–	–	(154,065)	–
Unrealized gain (loss) on held-for-trading financial instruments		19,156	(188,678)	162,188	(372,735)
Loss before income taxes		(11,071,701)	(35,334,958)	(24,042,391)	(55,847,577)
Taxes		(367,977)	–	(367,977)	–
Future income tax recovery (expense)		(2,176,269)	2,296,572	711,762	5,796,622
Loss for the period		$(13,615,947)	$(33,038,386)	$(23,698,606)	$(50,050,955)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale financial instruments		360,820	(525,775)	729,229	(935,615)
Unrealized gain on foreign exchange translation of self-sustaining		9,699,433	–	11,191,053	–
foreign operations
Other comprehensive income (loss)		$10,060,253	$(525,775)	$11,920,282	$(935,615)

Total comprehensive loss for the period		$(3,555,694)	$(33,564,161)	$(11,778,324)	$(50,986,570)

Basic and diluted loss per share		$(0.04)	$(0.16)	$(0.08)	$(0.24)

Weighted average number of common shares outstanding		333,215,266	205,929,921	286,051,803	207,773,615

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)
(Unaudited)
		Six months ended		Six months ended
	Note		June 30, 2009		June 30, 2008

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the period		215,166,542	$428,656,646	203,395,902	$390,139,711
Equity line: shares issued for cash, net of share issue costs	14 (d)	2,846,800	3,910,984	–	–
Public offering: shares issued for cash, net of share issue costs	14 (f)	115,000,000	132,699,566	–	–
Share purchase options exercised		388,727	774,133	955,500	2,643,620
Shares issued for mineral properties	14 (e)	20,000	35,200	10,000	29,700
Shares issued for Rusaf Gold Limited, April 2008		–	–	6,613,636	22,787,802
Share purchase warrants exercised		–	–	998,890	2,223,803
Balance at end of the period		333,422,069	$566,076,529	211,973,928	$417,824,636

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the period		49,180,312	$24,005,896	31,433,202	$17,934,934
Adjustment to warrants issued pursuant to Senior Secured Notes	14 (c)(i)	8,248,240	–	–	–
Warrants issued pursuant to public offering, net of share issue costs	14 (f)	57,500,000	5,307,983	–	–
Exercised		–	–	(998,890)	(545,894)
Expired		(28,750,000)	(16,210,226)	–	–
Balance at end of the period		86,178,552	$13,103,653	30,434,312	$17,389,040

Contributed surplus
Balance at beginning of the period			$21,599,521		$11,509,102
Stock-based compensation	14 (b)		8,544,118		6,157,932
Share purchase options exercised, credited to share capital			(256,849)		(859,318)
Fair value of warrants expired			16,210,226		–
Options and warrants issued on acquisition of Rusaf Gold Limited			–		1,763,476
Balance at end of the period			$46,097,016		$18,571,192

Deficit
Balance at beginning of the period			$(217,267,111)		$(132,395,033)
Loss for the period			(23,698,606)		(50,050,955)
Balance at end of the period			$(240,965,717)		$(182,445,988)

Accumulated other comprehensive income
Balance at beginning of the period			$213,003		$602,872
Unrealized gain (loss) on available-for-sale financial instruments			729,229		(935,615)
Accumulated unrealized gain on foreign exchange translation of			11,191,053		–
self-sustaining foreign operations
Balance at end of the period			$12,133,285		$(332,743)

Total Accumulated comprehensive loss and deficit at end of the period			(228,832,432)		(182,778,731)

TOTAL SHAREHOLDERS' EQUITY			$396,444,766		$271,006,137

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Operating activities
Loss for the period	$(13,615,947)	$(33,038,386)	$(23,698,606)	$(50,050,955)
Items not involving cash
Depreciation	796,074	683,303	1,567,336	1,137,560
Future income tax recovery	2,176,269	(2,296,572)	(711,762)	(5,796,622)
Unrealized (gain) loss on held-for-trading financial instruments	(19,156)	188,678	(162,188)	372,735
Loss from associate	–	–	–	351,446
Mineral properties written off	–	–	154,065	–
Non-cash stock-based compensation expense	1,955,730	4,777,925	6,900,379	6,157,932
Unrealized foreign exchange gain (loss)	870,329	(800,696)	1,486,046	2,497,850
Accretion reclamation obligation	9,970	17,127	15,106	34,466
Amortization	14,975	–	28,540	–
Depletion	1,326,752	–	3,178,627	–
Interest expense	132,024	–	234,049	–
Interest income	(28,778)	–	(56,471)	–

Changes in non-cash operating working capital
Amounts receivable	(814,465)	(3,188,321)	(1,668,442)	(3,302,557)
Prepaid expenses	(241,170)	214,251	2,013	348,460
Inventory	6,715,621	3,917,255	1,945,864	(1,002,079)
Accounts payable and accrued liabilities	6,820,573	3,518,939	(1,019,341)	4,843,171
Reclamation obligation	–	26,409	–	12,999
Cash used in operating activities	6,098,801	(25,980,088)	(11,804,785)	(44,395,594)

Investing activities
Mineral property acquisition costs	–	(189,036)	–	(230,096)
Additions to plant and equipment	(41,415,918)	(8,582,126)	(54,558,937)	(15,788,639)
Reclamation deposits	(76,556)	(27,204)	(1,596,969)	(483,617)
Cash used in investing activities	(41,492,474)	(8,798,366)	(56,155,906)	(16,502,352)

Financing activities
Common shares and warrants issued for cash, net of issue costs	223,835	1,518,324	142,435,817	3,366,833
Repayment of long term borrowings	(161,162)	–	(398,496)	–
Advances (to) from related parties	(54,190)	21,387	(238,156)	411,792
Cash generated from financing activities	8,483	1,539,711	141,799,165	3,778,625

Increase (decrease) in cash and cash equivalents	(35,385,190)	(33,238,743)	73,838,474	(57,119,321)
Cash and cash equivalents, beginning of period	144,205,168	50,528,296	33,549,118	78,362,954
Foreign exchange movement on cash and cash equivalents	1,355,885	775,613	2,788,271	(3,178,467)
Cash acquired through the acquisition of Rusaf Gold Limited	–	4,494,976	–	4,494,976
Cash and cash equivalents, end of period	$110,175,863	$22,560,142	$110,175,863	$22,560,142

Supplementary Information
Interest paid	$49,938	$–	$118,204	$–
Income taxes paid	$–	$(49,670)	$–	$–
Non-cash financing and investing activities
Fair value of warrants issued with public offering (refer note 14(f))	$–	$–	$5,750,000	$–
Shares issued for mineral properties (refer note 14(e))	$–	$22,787,802	$35,200	$22,787,802

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)
(Unaudited)
	Six months ended	Year ended
Mineral Property Interests	June 30	December 31
	2009	2008
Burnstone - Pre-development
Mine development
Establishment work	$–	$193,475
Equipment rental and services	–	892,541
Surface infrastructure	–	658,127
Portal construction	–	1,292,687
Underground access and infrastructure	–	5,558,031
Depreciation	–	1,144,751
Other cost
Access road	–	470,575
Operational cost	–	4,801,643
Long hole stoping pilot project	–	192,504
Waste rock dump	–	27,063
Vertical shaft	–	7,778,719
Energy project	–	86,256
Permanent infrastructure - surface	–	582,674
Pre-development expenses before the following	–	23,679,046
Non-cash employee benefits	–	414,214
Pre-development expenses incurred during the period	–	24,093,260
Cumulative pre-development expenditures, beginning of period	39,173,505	15,080,245
Cumulative pre-development expenditures, end of period	39,173,505	39,173,505

Hollister - Pre-development
Depreciation	788,601	1,673,964
General office and administration	1,303,359	–
Interest paid	234,049	–
Surface infrastructure	–	1,880,509
Underground access and infrastructure development	11,112,782	25,274,165
Operational costs	257,201	9,013,695
Pre-development expenses before the following	13,695,992	37,842,333
Non-cash employee benefits	–	661,970
Pre-development expenses incurred during the period	13,695,992	38,504,303
Cumulative pre-development expenditures, beginning of period	56,854,588	18,350,285
Cumulative pre-development expenditures, end of period	70,550,580	56,854,588

Total pre-development expenses before the following	13,695,992	61,521,379
Non-cash employee benefits	–	1,076,184
Total pre-development expenses incurred during the period	13,695,992	62,597,563
Cumulative pre-development expenditures, beginning of period	96,028,093	33,430,530
Cumulative pre-development expenditures, end of period	$109,724,085	$96,028,093

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)
	Six months ended	Year ended
Mineral Property Interests	June 30	December 31
	2009	2008
Burnstone - Exploration
Assays and analysis	$24,909	$40,817
Drilling	131,270	2,342,178
Engineering	–	62,128
Environmental, socio-economic and land	2,808	(77,592)
Equipment rental	–	19,461
Geological	–	669,751
Graphics	572	5,596
Property fees and exploration option payments	–	7,749
Site activities	89,046	182,379
Exploration expenses before the following	248,605	3,252,467
Non-cash employee benefits	–	56,895
Exploration expenses incurred during the period	248,605	3,309,362
Cumulative exploration expenditures, beginning of period	31,042,717	27,733,355
Cumulative exploration expenditures, end of period	31,291,322	31,042,717
Hollister - Exploration
Assays and analysis	146,860	1,348,040
Drilling	3,925,112	8,316,210
Engineering	327,201	66,888
General office and administration	327,311	–
Geological	–	(19,146)
Graphics	–	3,578
Property fees and exploration option payments	77,208	133,747
Site activities	2,087,068	1,367,880
Exploration expenses before the following	6,890,760	11,217,197
Non-cash employee benefits	–	196,221
Exploration expenses incurred during the period	6,890,760	11,413,418
Cumulative exploration expenditures, beginning of period	45,195,303	33,781,885
Cumulative exploration expenditures, end of period	52,086,063	45,195,303
Rusaf Gold - Exploration
Assays and analysis	98,432	938,192
Care and maintenance cost	334,980	–
Depreciation	150,021	218,553
Drilling	2,607	2,492,273
Engineering	12,371	186,313
Environmental, socio-economic and land	5,359	13,091
Equipment rental	–	477,055
Freight	42,646	450,618
Geological	–	935,816
Graphics	–	16,494
Property fees and exploration option payments	383,982	329,373
Site activities	78,794	1,481,027
Exploration expenses incurred, during the period	1,109,192	7,538,805
Cumulative exploration expenditures, beginning of period	7,538,805	–
Cumulative exploration expenditures, end of period	$8,647,997	$7,538,805

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)
	Six months ended	Year ended
Mineral Property Interests	June 30	December 31
	2009	2008
Other - Exploration
Assays and analysis	$44	$284,553
Depreciation	10,363	14,459
Drilling	–	6,605
Engineering	–	62,721
Environmental, socio-economic and land	4,500	–
Equipment rental	34,090	139,746
Freight	–	141,198
Geological	56,529	473,250
Property fees and exploration option payments	745	103,863
Site activities	12,372	384,967
Transportation	–	29,790
Exploration expenses incurred during the period	118,643	1,641,152
Cumulative exploration expenditures, beginning of period	4,169,243	2,528,091
Cumulative exploration expenditures, end of period	4,287,886	4,169,243

Total exploration expenses before the following	8,367,200	23,649,621
Non-cash employee benefits	–	253,116
Total exploration expenses incurred during the period	8,367,200	23,902,737
Cumulative exploration expenditures, beginning of period	87,946,068	64,043,331
Cumulative exploration expenditures, end of period	$96,313,268	$87,946,068

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). They do not include all the financial statement disclosures required for annual financial statements under GAAP. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements which are available through the internet on SEDAR at www.sedar.com.

Operating results for the six month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2009. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as described in note 3.

3.	Adoption of new accounting policies

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

(a) Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The adoption of the Section had no impact on the Company’s statement of operations.

(b) Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

Effective January 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee (“EIC”) of the CICA relating to Abstract EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	Adoption of new accounting policies (continued)

(c) Mining Exploration costs (EIC174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when mining properties should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment and is effective for financial statements issued after March 27, 2009. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

4.	Financial instruments

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available for sale”, or “held for trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held to maturity” during the period.

The carrying amounts and fair values of financial assets are as follows:

		June 30, 2009		December 31, 2008
	Designation	Estimated fair	Carrying	Estimated fair	Carrying
		value	value	value	value
Cash and equivalents	Held-for-trading	$110,175,863	$110,175,863	$33,549,118	$33,549,118
Restricted cash	Held-for-trading	4,656,200	4,656,200	4,064,100	4,064,100
Amounts receivable	Loans & receivables	6,609,392	6,609,392	4,940,950	4,940,950
Due from related	Loans & receivables	8,476	8,476	23,174	23,174
parties
Other assets	Available-for-sale	2,664,164	2,664,164	899,624	899,624
Other assets	Held-for-trading	242,148	242,148	79,960	79,960
Other assets	Loans & receivables	-	-	912,900	912,900
Reclamation deposits	Other	4,568,720	4,568,720	2,886,539	2,886,539

Total financial assets		$128,924,963	$128,924,963	$47,356,365	$47,356,365

	Available-for-sale	Held-for-trading	Total
At January 1, 2009	$899,624	$37,693,178	$38,592,802
Cash movements during the period	-	77,218,845	77,218,845
Conversion of convertible loan to shares	1,035,311	-	1,035,311
Movements in fair value	729,229	162,188	891,417

Balance, June 30, 2009	$2,664,164	$115,074,211	$117,738,375

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

4.	Financial instruments (continued)

Financial Assets (continued)

The exposure of the Company’s financial assets to currency risk is as follows:

June 30, 2009

	GBP	US$	ZAR	CAD	Total
Cash and equivalents	$-	$33,251,996	$33,308,291	$43,615,576	$110,175,863
Restricted cash	-	-	4,656,200	-	4,656,200
Amounts receivable	-	2,415,254	3,640,036	554,102	6,609,392
Due from related parties	-	-	8,476	-	8,476
Other assets	2,906,261	-	51	-	2,906,312
Reclamation deposits	-	1,447,386	905,234	2,216,100	4,568,720

Total financial assets	$2,906,261	$37,114,636	$42,518,288	$46,385,778	$128,924,963

The exposure of the Company’s financial assets to interest rate risk as at June 30, 2009 is limited to its investment in cash and cash equivalents of $110,175,863 as well as reclamation deposits and restricted cash which are invested at floating rates.

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	June 30, 2009		December 31, 2008
	Estimated fair	Carrying	Estimated	Carrying
	value	value	fair value	value
Accounts payable and accrued	$24,493,997	$24,493,997	$26,276,562	$26,276,562
liabilities
Due to related parties	-	-	252,854	252,854
Long-term debt	73,166,904	73,166,904	62,977,339	62,977,339

Total financial liabilities	$97,660,901	$97,660,901	$89,506,755	$89,506,755

The exposure of the Company’s financial liabilities to currency risk is as follows:

June 30, 2009

	US$	ZAR	CAD	Total
Accounts payable and accrued	$12,791,273	$11,361,061	$341,663	$24,493,997
liabilities
Long-term debt	40,671,656	32,495,248	-	73,166,904

Total financial liabilities	$53,462,929	$43,856,309	$341,663	$97,660,901

The exposure of the Company’s floating rate interest-bearing financial liabilities as at June 30,

2009 is as follows:
	Less than 1 year	2 – 5 years	More than 5 years

Project finance facility (refer note 12(a))	$-	$ 33 million	$ 14 million

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

4.	Financial instruments (continued)

Financial Liabilities (continued)

The interest rate is linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at June 30, 2009 JIBAR was 7.58% (2008 - 12.06%).

The Senior Secured Notes issued in December 2008 and finance lease facilities have fixed interest rates of 14% and 6.5% respectively and are therefore excluded from the above analysis (refer note 12(b) and (c)). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as they are of a non-interest bearing nature.

5.	Amounts receivable

	June 30	December 31
	2009	2008
GST/VAT receivable	$3,841,309	$1,415,918
Deposit	-	1,523,256
Trade receivable	2,493,174	1,812,550
Other debtors	274,909	189,226

	$6,609,392	$4,940,950

6.	Inventory

	June 30	December 31
	2009	2008
Stores and materials	$504,784	$501,505
Unprocessed ore	5,795,445	7,744,588

	$6,300,229	$8,246,093

Cost of sales recognized in the statement of operations consists of direct and indirect mining costs, other overhead costs, depreciation of mining equipment and depletion of mineral properties. During the three and six months ended June 30, 2009, inventory of $10,880,843 and $7,660,584 have respectively been included under production cost and depletion.

7.	Other assets

	June 30	December 31
	2009	2008
Available-for-sale financial instruments	$2,664,164	$899,624
Held-for-trading financial instruments	242,148	79,960
Other receivable	-	912,900
Prepaid expenses	888,170	890,183

	$3,794,482	$2,782,667

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

8.	Property, plant and equipment

June 30, 2009
		Accumulated	Net book
	Cost	amortization	Value
Land and buildings	$3,727,325	$158,599	$3,568,726
Mine development	48,658,903	-	48,658,903
Assets under construction	38,459,053	-	38,459,053
Site equipment	30,116,186	6,351,126	23,765,060
Leased assets	2,644,504	220,375	2,424,129
Vehicles	1,918,023	734,567	1,183,456
Computers	1,139,063	577,729	561,334
Office furniture and fixtures	856,112	452,655	403,457

	$127,519,169	$8,495,051	$119,024,118

December 31, 2008
		Accumulated	Net book
	Cost	amortization	Value
Land and buildings	$3,458,030	$119,774	$3,338,256
Mine development	7,293,864	-	7,293,864
Assets under construction	14,661,221	-	14,661,221
Site equipment	22,421,886	3,958,820	18,463,066
Leased assets	2,769,566	32,971	2,736,595
Vehicles	1,910,334	492,478	1,417,856
Computers	946,391	389,818	556,573
Office furniture and fixtures	770,741	388,987	381,754

	$54,232,033	$5,382,848	$48,849,185

As at June 30, 2009, $87,117,956 (December 31, 2008, $21,955,085), comprising of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Equipment held under finance leases is amortized over its estimated useful life of 7 years. The carrying value of these assets was $2,424,129 as at June 30, 2009 (2008: $2,736,595). Leased assets are pledged as security for the related finance leases (refer note 12(c)).

9.	Reclamation deposits

The continuity of reclamation deposits on the consolidated balance sheets are as follows:

	June 30	December 31
	2009	2008
Balance, beginning of the period	$2,886,539	$1,720,456
Guarantee – Burnstone Property	114,626	144,210
Investments – Burnstone Property	72,139	185,221
Reclamation Bond – Hollister Property	-	850,000
Guarantee – Puma Gold	-	1,967
Reclamation Bond – Esmeralda Property	1,388,306	-
Exchange gain (loss)	107,110	(15,315)

Balance, end of the period	$4,568,720	$2,886,539

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Mineral property interests

	June 30	December 31
Mineral Property Acquisition Costs, net	2009	2008
Hollister Property	$84,728,921	$88,623,915
Burnstone Property	123,697,402	122,165,098
Rusaf Property (note 10(a))	36,466,782	36,466,782
Puma Property (note 10(b))	8,652,037	8,618,467
Esmeralda Property	3,598,880	3,762,713
Kirkland Lake Property	1	1
Other	102,815	221,680
	$257,246,838	$259,858,656

(a) Rusaf Properties, Russia and Republic of Tanzania

On April 1, 2008, the Company acquired the remaining 63% of Rusaf not already owned for a consideration of $22,883,180, payable in 6,613,636 Great Basin Gold common shares.

The aggregate purchase price was $31,662,942, calculated as follows:
Cash payment	$8,000,000
Equity loss recognized to date of acquisition	(1,147,473)
Issuance of 6,613,636 Great Basin common shares	22,883,180
Additional 22,041 shares issued to Rusaf shareholders	76,923
Fair value of share options and warrants	1,763,476
Transaction costs	86,836
$31,662,942

The acquisition was accounted for as a purchase of assets and the fair value of the assets acquired and liabilities assumed at the date of acquisition were as follows:

Cash and cash equivalents	$4,494,976
Receivables and prepaid expenses	489,063
Property and equipment	637,825
Exploration advances	328,402
Accounts payable and accrued liabilities	(94,866)
Mineral properties	36,466,782
Future income tax liability	(10,659,240)
$31,662,942

The results of operations of Rusaf have been included in the consolidated financial statements of the Company commencing April 1, 2008.

(b) Puma Property, Republic of South Africa

On July 31, 2008 the Company issued 1,862,354 Great Basin common shares as consideration for a 100% interest in the assets of Puma. The shares were valued at the closing price of $3.57 on July 31, 2008 for a total consideration price of $6,648,604.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

10.	Mineral property interests (continued)

(b) Puma Property, Republic of South Africa (continued)

The acquisition was accounted for as a purchase of assets and the fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Cash and cash equivalents	$5,987
Accounts payable	(4,226)
Mineral property	9,223,272
Future income tax liability	(2,576,429)
$6,648,604

11.	Accounts payable and accrued liabilities

	June 30	December 31
	2009	2008
Trade payables	$8,660,848	$12,250,484
Accrued liabilities	14,339,262	11,479,792
Leave liability	949,479	681,540
Bonus provision	544,408	1,864,746
	$24,493,997	$26,276,562

12.	Long term borrowings

	June 30	December 31
	2009	2008
Project finance facility (note 12(a))	$32,495,248	$26,773,936
Senior secured notes (note 12(b))	38,776,304	33,766,950
Finance lease liability (note 12(c))	1,020,003	1,519,708
	$72,291,555	$62,060,594

(a) Project finance facility

The project finance facility has a term of 7 years with quarterly repayments of ZAR18 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at June 30, 2009 JIBAR was 7.58% . This facility is collateralized by a first mortgage bond over the Burnstone project.

(b) Senior secured notes

On December 12, 2008, the Company closed a senior secured note financing (the “Note Financing”), issuing a total of 51,500 units and raising gross proceeds of US$51,500,000 which netted approximately $39 million (US$32 million) following prepayment of 24 months of interest and other costs of the offering. The Notes mature at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control.

The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

12.	Long term borrowings (continued)

(b) Senior secured notes (continued)

The Notes bear interest of 14% per annum and are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and collateralized by their assets, being the Hollister Property and all other Nevada assets.

The fair value of the debt and equity components of the notes was apportioned using the relative fair value method with the fair value assigned to the warrants being recorded in equity.

(c) Finance lease liability

	June 30	December 31
	2009	2008
Non-current	$1,020,003	$1,519,708
Current	875,349	916,745
	$1,895,352	$2,436,453

On November 15, 2008 the Company financed site equipment through a finance lease agreement, which is being repaid in 36 equal monthly installments.

Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,424,129 at June 30, 2009 (refer note 8).

13.	Future income taxes

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. These balances decreased mainly due to movement in recognized timing differences and foreign exchange.

14.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(b) Share option plan

The continuity of share purchase options is as follows:

	Weighted		Contractual weighted
	average	Number of	average remaining life
	exercise price	options	(years)
Balance, December 31, 2008	$2.82	17,242,396	2.30
Granted	$1.58	8,741,124
Cancelled	$2.97	(6,617,081)
Exercised	$1.33	(388,727)
Expired	$2.07	(36,000)
Forfeited	$2.25	(1,382,113)
Balance, June 30, 2009	$1.63	17,559,599	2.94

Options outstanding at June 30, 2009 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
April 18, 2010	$2.68	16,667	16,667
November 9, 2010	$3.12	160,000	106,666
December 31, 2010	$1.14	400,000	400,000
February 4, 2011	$3.00	336,668	213,334
February 18, 2011	$2.95	50,000	33,333
March 18, 2011	$3.57	90,000	60,000
April 30, 2011	$2.45	450,000	450,000
May 21, 2011	$3.47	180,000	120,000
August 18, 2011	$2.78	536,667	223,334
October 30, 2011	$1.50	1,019,500	256,167
December 11, 2011	$1.25	5,577,097	1,794,859
February 11, 2012	$1.75	4,393,200	1,464,399
April 18, 2012	$2.68	90,000	90,000
April 10, 2013	$3.60	110,000	36,667
December 11, 2013	$1.25	254,800	84,933
January 14, 2014	$1.35	825,000	274,998
February 11, 2014	$1.75	690,000	230,000
April 12, 2014	$1.49	2,380,000	-
Total		17,559,599	5,855,357
Average option price		$ 1.63	$ 1.31

Employees and certain consultants were allowed to cancel certain unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $1.25 and vesting period of 24 months. Replacement options were issued to the directors at an exercise price of $1.49 and vesting period of 24 months. The cancellation was concluded on January 12, 2009 and the replacement on April 12, 2009.

The cancelled options were accounted for as cancellations in accordance with CICA 3870 where any carry forward cost not yet recognized was recognized immediately in the statement of operations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(b) Share option plan (continued)

The new options issued were accounted for as modifications in accordance with CICA 3870, where the incremental value was recorded as additional cost measured by the difference between the fair value of the old options calculated on the modification date and the value of the new options at the modification date. The amount is recognized over the vesting period of the new option. Any remaining compensation cost for as yet unvested old options is also recognized over the new vesting period.

Costs previously recognized on forfeited options were, upon forfeiture, reversed through the statement of operations.

The exercise prices of all share purchase options granted were at or above the market price at the grant date.

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the three and six months ended June 30, 2009 and 2008, which have been included in the consolidated statements of operations, is as follows:

	Three months ended June 30
	2009	2008
Total compensation cost recognized, credited to contributed surplus	$3,041,490	$4,777,925
Allocated to exploration and pre-development expenses	-	(639,570)
Compensation cost capitalized on Burnstone project	(880,515)	-
Compensation cost allocated to bonus provision	(205,245)	-
	$1,955,730	$4,138,355

	Six months ended June 30
	2009	2008
Total compensation cost recognized, credited to contributed surplus	$8,544,118	$6,157,932
Allocated to exploration and pre-development expenses	-	(1,000,358)
Compensation cost capitalized on Burnstone project	(880,515)
Compensation cost allocated to bonus provision	(763,224)	-
	$6,900,379	$5,157,574

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2009	2008	2009	2008
Risk free interest rate	3.2%	3%	2.8%	3%
Expected life	5 years	3.8 years	3.6 years	3.5 years
Expected volatility	76%	58%	79%	58%
Expected dividends	Nil	Nil	Nil	Nil

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(c) Share purchase warrants

The continuity of share purchase warrants is:

		Outstanding				Outstanding
	Exercise	December 31,				June 30
Expiry dates	price	2008	Expired	Adjustment	Issued	2009
April 20, 2009	$3.50	28,750,000	(28,750,000)	-	-	-
September 30, 2010	ZAR20.78	1,684,312		-	-	1,684,312
October 15, 2010
(note 14(f))	$1.60	-		-	57,500,000	57,500,000
December 12, 2011
(note 14(c)(i))	$1.25	18,746,000		8,248,240	-	26,994,240
		49,180,312	(28,750,000)	8,248,240	57,500,000	86,178,552

(i) Senior secured notes warrants

The Equity offering that closed on March 13, 2009 (refer note 14(f)) triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes.

The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 common shares (including agents’ warrants). No additional fair value was recorded with the increase of the warrants.

(d) Share issuance, January; February 2009 - Equity line

In December 2008, the Company entered into an equity line agreement with an affiliate of Investec Ltd (“Investec”). The agreement provided that the Company could sell to Investec over the term of the agreement up to $4 million of common shares in tranches at a price which was to be calculated at 95% of prevailing market price with a floor price of $1.12 per common share. The agreement terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38. After share issue costs of $18,446, net proceeds of $3,910,984 were recorded as share capital.

(e) Share issuance, February 2009

On February 10, 2009, the Company issued 20,000 shares in connection with the earn-in agreement on the Ganes Creek property. The shares have been valued at their quoted price of $1.76 per share on the date of issuance and were recorded as mineral properties.

(f) Share issuance, March 2009 - Public Offering

The Company completed a public offering on March 13, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”) thereby raising gross proceeds of $149,500,000. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

14.	Share capital (continued)

(f) Share issuance, March 2009 - Public Offering (continued)

Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 until expiry on October 15, 2010.

The Company paid the underwriters a commission of $9,970,000 and incurred other share issue costs of approximately $1,522,451 for net proceeds of $138,007,549 of which $132,699,566 has been recorded as share capital and $5,307,983 as warrants.

15.	Related party balances and transactions

Related party balances and transactions include balances and transactions with companies which have directors in common with the Company. These transactions were entered into on an arms- length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof. During the three and six months ended June 30, 2009, the Company paid $52,920 and $239,275 respectively, for services rendered by a private company which has a director in common with the Company (2008: nil).

16.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	June 30	December 31
	2009	2008
Canada
Assets other than mineral property interests	$80,330,524	$22,610,226
Mineral property interests	1	1
Tanzania
Assets other than mineral property interests	1,575,248	1,551,261
Mineral property interests	36,466,782	36,466,782
United States
Assets other than mineral property interests	13,549,687	12,863,764
Mine development and equipment	24,168,852	14,678,623
Mineral property interests	88,327,801	92,505,493
South Africa
Assets other than mineral property interests	46,679,563	25,547,931
Mine development and equipment	88,833,606	28,090,021
Mineral property interests	132,452,254	130,886,380
Balance, end of period	$512,384,318	$365,200,482

Revenue	June 30	June 30
	2009	2008
United States
Ore sales	$33,737,518	$7,796,115

During the six months ended June 30, 2009 the Company generated net revenue of $33,737,518 (2008: $7,796,115) from its Hollister operation.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

16.	Segment disclosure (continued)

The ore was sold under the terms of various toll milling and ore purchase agreements to Newmont Mining Corporation and Echo Bay Minerals Company (“Kinross”).

17.	Contingencies and commitments

(a) Guarantee

On October 1, 2007, Tranter Burnstone (a black empowerment enterprise) borrowed $30 million (R200million) from Investec Bank (“Investec”) to settle a portion of the purchase consideration of $39 million (ZAR 260 million) for 812 Southgold shares. The Southgold shares were subsequently exchanged for 19,938,650 shares of Great Basin Gold. The security for the loan comprised, amongst other items, a loan guarantee which requires N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $12 million (ZAR80 million) to Tranter Burnstone in order to settle such interest payment obligations.

(b) Restricted cash

The Company, through its subsidiary Southgold, advanced a total of $4.6 million (ZAR31 million) in October 2008 on Tranter Burnstone’s behalf to Investec to fund the short fall in a margin call account relating to the 2007 loan agreement between Tranter Burnstone and Investec. The funds deposited in this account accrue interest at an average rate of 11% per annum.

Tranter Burnstone defaulted on depositing the remaining cash requirement to the margin account, and the Company has been advised that Investec served Tranter Burnstone with a notice of default in December 2008. The refund of the Company’s cash deposited into the margin account on behalf of Tranter Burnstone is currently under discussion with Investec. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re- instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit is subject to significant uncertainty.

18.	Subsequent events

Share options granted

The Company granted 1,050,000 options to employees on July 15, 2009 with an exercise price of $1.49 per common share and expiry date of July 15, 2012. An additional 100,000 options were also granted to a new director on July 15, 2009 with an exercise price of $1.49 per common share and expiry date of July 15, 2014.